EXHIBIT 99.1

                                                                        YELL

                                                           November 14, 2002

   NEWS RELEASE   NEWS RELEASE   NEWS RELEASE   NEWS RELEASE   NEWS RELEASE

        YELL FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30 2002

           CONTINUED STRONG GROWTH IN REVENUE, PROFITABILITY AND CASH
               GOOD VISIBILITY AND POSITIVE OUTLOOK GOING FORWARD

HIGHLIGHTS

STRONG SALES PERFORMANCE

o          Group turnover up 34.3% to(pound)530.9 million

           - 11.5% excluding Yellow Book West (McLeod, acquired April 16, 2002) and at constant exchange rates

o UK: Yellow Pages up 6.6%. 11.0% underlying increase before the 4.4% decrease in advertising rates as a result of the regulatory price cap

o          US: Yellow Book East up 27.9% in constant US dollar terms

o          US: Yellow Book West results represent pre-acquisition sales;
           integration progressing well

IMPROVING PROFITABILITY

o          Group adjusted EBITDA up 34.4% to(pound)165.6 million

           -          21.3% excluding Yellow Book West

o          Yellow Book East adjusted EBITDA margin up from 8.4%  to 19.1%

STRONG OPERATING CASHFLOW

o Operating cashflow, excluding exceptional items, after capex up 65.4% to(pound)143.9 million

o          86.9% adjusted EBITDA converted to cash, up from 70.6%

REFINANCING OF BRIDGE FACILITY

o $250 million bridge facility refinanced by $123.5 million senior debt and cash repayment

JOHN CONDRON, CHIEF EXECUTIVE OF YELL, SAID:

"This is another set of strong results. They demonstrate the continued effectiveness and potential of our strategy and execution in both the UK and US. We continue to win, keep and grow customers, building market share, growing profitability and increasing cash generation and cash conversion. Turnover is up over 34% and operating cashflow is up over 65%.



      Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading,
              Berkshire RG1 7PT. Registered in England No. 4180320.

"In the UK, growth in Yellow Pages customer yield and numbers considerably more than offsets the impact of advertising rate regulation. In addition, as Yell.com progressively approaches profitability, overall UK margins are strengthened.

"In the US, same-market growth together with the progressive maturing of our directory launches is driving the profitability of Yellow Book East. In addition, integration of Yellow Book West is progressing well and we look forward to the revenue synergies of this acquisition which will begin to flow through during the next financial year.

"We have deliberately brought forward the publication of some directories in the US, gaining production and logistics benefits and smoothing the balance of revenues between the first and second halves. Naturally, this will negatively impact revenues in the second half. In addition, the deferral of certain marketing expenditures in the UK will impact second half EBITDA. Nevertheless, overall full year results remain on track to meet expectations.

"The nature of Yell's business means we have good visibility looking ahead which underpins our expectations of meeting this year's targets. In the longer term we are confident of continued growth, growing US profitability and increasing cash generation, aided by the expected positive impact of Yellow Book West. We also see continued opportunity to augment our organic growth and profitability with further selective acquisitions."


JOHN DAVIS, CHIEF FINANCIAL OFFICER OF YELL, SAID:

"Group revenues, at (pound)530.9 million, grew strongly by over 34.3% or 11.6% excluding our Yellow Book West acquisition and at constant exchange rates.

"The UK continues to perform strongly with Yellow Pages revenues up 6.6% reflecting an 11.0% growth in volumes and yield before the impact of the RPI-6 price cap, which reduced prices by 4.4%.

"In the US, Yellow Book East revenue grew 27.9% in constant US dollars with same-market growth up 6.2% excluding Manhattan which was directly affected by September 11. Of the 27.9% increase, new launches contributed 11% and rescheduling of books from the second half into the first accounted for 9% of revenue growth. There will be no further new launches in the second half, but we do expect same-market growth broadly to cover the negative impact of the rescheduling.

"Group adjusted EBITDA grew 34.4% to (pound)165.6 million, and 21.3% excluding Yellow Book West reflecting strong performances all round. The UK business grew EBITDA 9.4%, of which half is attributed to deferral of some marketing costs into the second half. Yell.com remains firmly on track to break even in 2004. In the US, Yellow Book East more than doubled EBITDA to (pound)24.2 million and margins from 8.4% to 19.1%, helped by non-recurrence of prior year costs, but also reflecting improving profitability of past investments.


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
"We converted 86.9% of adjusted EBITDA into cash giving us 65.4% growth in operating cashflow after capex to (pound)143.9 million. This more than covered the cash costs of interest amounting to (pound)69.2 million and principal repayments of (pound)26.4 million.

"We have refinanced the $250 million bridge loan we put in place at the time of the acquisition of McLeod in April. We are now repaying this with a combination of cash and refinanced senior debt. Total leverage under the new arrangements will remain within 6x EBITDA and Senior Leverage within 4x EBITDA."



CONTACT

YELL

MEDIA

Jon Salmon
Tel      +44 (0)118 950 6656
Mobile   +44 (0)7801 977340
jon.salmon@yellgroup.com

INVESTORS

Jill Sherratt
Tel      +44 (0)1189 506 984
Mobile   +44 (0)7764 879 808
jill.sherratt@yellgroup.com

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel      +44 (0) 20 7638 9571
Orange   +44 (0) 7973 611888







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
REVIEW OF RESULTS

The results for the first half of the year ended September 30 2002 include the acquisition on April 16 2002 of McLeodUSA Media Group (McLeod), now named Yellow Book West.

TURNOVER

Total Group turnover for the first half rose 34.3% to (pound)530.9 million up from (pound)395.3 million for the same period last year. Excluding Yellow Book West, Group turnover grew 9.6% or 11.5% if Yellow Book East's results are included at a constant US dollar exchange rate.

UK OPERATIONS

Turnover from UK printed directories, including both Yellow Pages and Business Pages, increased by 5.9% to (pound)286.5 million from (pound)270.5 million last year. Yell.com grew revenues by 44.1% to (pound)9.8 million from (pound)6.8 million.

Yellow Pages

Yellow Pages achieved an excellent performance in driving volume and yield, which together grew by 11.0%. After an average 4.4% decline in prices resulting from the regulatory price cap of RPI-6%, turnover grew 6.6% to (pound)277.8 million from (pound)260.5 million.

The growth in Yellow Pages directories turnover was the result of:

o a further increase in the number of unique advertisers, from 228,212 to 233,005, demonstrating the success of our programmes attracting new customers and our ability to retain 78% of existing customers. We attracted 51,612 new customers in the first half and we are on track to meet our target of 100,000 new advertisers this year for the third successive year;

o continuing strong advertiser yield driven by an 18.5% take up of colour advertising during the period. We also continued to benefit from initiatives such as "Move Up", which offers discounts for trading up for existing advertisers, and "Move In", which attracts new advertisers while encouraging them to start higher on the advertisement ladder. As a result, turnover per unique customer rose to (pound)1,230 from (pound)1,185 after the impact of the 4.4% price reductions;

o five new books were introduced as part of our rescope programme (by which we redefine geographic boundaries of books). This attracts high volumes of new advertisers.

We will continue to drive volumes and yield in the UK by pursuing innovative product initiatives. Plans are well advanced for the national roll-out of new offers to advertisers renewing for the first time to encourage retention.

US OPERATIONS

Turnover from US printed directories more than doubled to (pound)224.6 million from (pound)105.2 million, reflecting a strong performance by Yellow Book East and, of course, the inclusion of Yellow Book West for the first time.

Yellow Book East

Yellow Book East grew turnover by 27.9% in constant US dollar terms, or 20.5% as reported in sterling to (pound)126.8 million from (pound)105.2 million. The 27.9% growth resulted from:

o same-market growth of 6.2% excluding the Manhattan book which was directly affected by September 11. Same-market growth including this book was 4.5%. Three other books contiguous to Manhattan were affected by reduced cross-selling into Manhattan following September 11;

o the excellent performance of two new launches and two books in their first year (following prototype publication last year), which together contributed 11% of the growth. There will be no further launches this year;

o the rescheduling of books (to achieve smoother production phasing) had a positive first half effect, accounting for 9% of the growth, and will have a negative impact in the second half;

o an additional (pound)2 million in revenues from rescopes which could not be included in same-market growth as the original directories fell outside the relevant geographic scope.

The 20.0% increase in the number of unique advertisers from 57,681 to 69,209 reflects same-market growth, new launches as well as the rescheduling of books. Turnover per unique advertiser grew 6.5% from $2,600 to $2,771.

Revenue in the second half will reflect the fact that there will be no further book launches and the rescheduling of some books from the second half into the first. Full year revenue growth, however, is expected to be in line with expectations.


Yellow Book West

Yellow Book West turnover of (pound)97.8 million for the period from its acquisition on April 16, 2002, reflected same-market growth of 1.3%.

Turnover during the first half was generated by Yellow Book West prior to the acquisition and does not reflect any benefit of integration with Yellow Book East. The full impact of sales integration benefits will not be realised until next financial year, reflecting the long sales planning and lead-times.

ADJUSTED EBITDA

Adjusted EBITDA has been adjusted to exclude the (pound)15.0 million costs associated with the withdrawn initial public offering and, in the prior year, the costs of the US management incentive scheme.

Group adjusted EBITDA increased by 34.4% to (pound)165.6 million from (pound)123.2 million (and by 25.3% to (pound)150.6 million, from (pound)120.2 million, before these adjustments). Excluding Yellow Book West, Group adjusted EBITDA rose 21.3% to (pound)149.4 million. Group adjusted EBITDA margins were level with last year at 31.2%.

UK EBITDA rose 9.4% to (pound)125.2 million and UK EBITDA margins rose from 39.4% to 40.9%. In part this reflects the deferral of marketing costs amounting to some (pound)6 million which will impact profitability in the second half of the year. However there was also an underlying improvement in Yellow Pages margins and good progress at Yell.com. Yell.com reduced its EBITDA loss to (pound)0.3 million compared with (pound)7.2 million for the same period last year.

Yellow Book East improved its profitability significantly with an increase in EBITDA to (pound)24.2 million from (pound)8.8 million, or (pound)27.0 million in constant US dollar terms. It increased EBITDA margins from 8.4% to 19.1%. The non-recurrence of costs arising from parallel pre-press running and prototype launches in the previous year contributed to the improvement. However, it also demonstrates the improved leveraging of our cost base and flow through to profitability of our past investments.

Yellow Book West reported EBITDA of (pound)16.2 million with margins at 16.6%.

Cost synergies from the integration of Yellow Book West are beginning to come through and those relating to the procurement of paper and printing amounted to $2 million during the first half. We expect to achieve savings of $8 million in the full year.

Overall US EBITDA margins rose from 8.4% for Yellow Book East alone for the same period last year to a combined US margin of 18.0% this year.

CASHFLOW

86.9% of Group adjusted EBITDA was converted into cash, and operating cashflow after capex rose 65.4% to (pound)143.9 million, from (pound)87.0 million. This strong cash inflow was driven mainly by improved collections of accounts receivable in the US operations. However we do not expect to maintain this rate in the US as increased turnover results in increased investments in working capital.

Operating cash inflow more than covered the cash-pay elements of interest payments amounting to (pound)69.2 million and principal repayments of (pound)26.4 million during the period. These payments arose as a result of the capital structure put in place last year to enable the purchase of Yell from BT.

CAPITAL RESOURCES

Yell had cash amounting to (pound)107.0 million and net debt of (pound)2,352.2 million as at September 30 2002.

On November 12, Yell borrowed $123.5 million under a new Tranche C3 of the senior credit facility. We used this and cash resources to repay the bridge facility principal of $250 million.

SUMMARY OPERATING RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

-------------------------------------------- ----------------------------------------------- -----------------------
                                                     SIX MONTHS ENDED 30 SEPTEMBER
-------------------------------------------- ----------------------- ----------------------- -----------------------
                                                               2001                    2002
                                                           (POUND)M                (POUND)M                  CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
Group turnover                                                395.3                   530.9                   34.3%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Group adjusted EBITDA (1)                                     123.2                   165.6                   34.4%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Operating profit before exceptional
administration charge and goodwill
amortisation                                                  113.1                   154.6                   36.7%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Operating cash flow, excluding exceptional
items, after capex                                             87.0                   143.9                   65.4%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Cash conversion (2) %                                         70.6%                   86.9%
-------------------------------------------- ----------------------- ----------------------- -----------------------



 (1) Adjusted EBITDA comprises EBITDA adjusted to exclude the expenses of the withdrawn initial public offering of (pound)15.0 million in the six months ended 30 September 2002 (2001 - (pound)nil) and the non-recurring expenses of the management incentive plan of (pound)3.0 million in the six months ended 30 September 2001. The plan was terminated as part of the Yell Purchase.

(2) Cash conversion represents cash flow from operations, excluding exceptional items, less capital expenditures as a percentage of Adjusted EBITDA.


TURNOVER

------------------------------------------- ------------------------------------------------------------------------
                                                                 SIX MONTHS ENDED 30 SEPTEMBER
------------------------------------------- ------------------------ ----------------------- -----------------------
                                                               2001                   2002
                                                           (POUND)M               (POUND)M                  CHANGE
------------------------------------------- ------------------------ ----------------------- -----------------------
UK printed directories:
      Yellow Pages                                         260.5                   277.8                    6.6%
      Business Pages                                        10.0                     8.7                 (13.0)%
------------------------------------------- ------------------------ ----------------------- -----------------------
Total UK printed directories                               270.5                   286.5                    5.9%
------------------------------------------- ------------------------ ----------------------- -----------------------
US printed directories
      Yellow Book East                                     105.2                   126.8                   20.5% (1)
      Yellow Book West                                       -                      97.8
------------------------------------------- ------------------------ ----------------------- -----------------------
Total US printed directories                               105.2                   224.6                  113.5%
------------------------------------------- ------------------------ ----------------------- -----------------------
Other UK products and services                              19.6                    19.8                    1.0%
------------------------------------------- ------------------------ ----------------------- -----------------------
GROUP TURNOVER                                             395.3                   530.9                   34.3%
------------------------------------------- ------------------------ ----------------------- -----------------------

(1) The percentage change at the prior year exchange rate would have been 27.9%.


ADJUSTED EBITDA

---------------------------------------------------------------------------------------------------------------------
                                                                 SIX MONTHS ENDED 30 SEPTEMBER
---------------------------------------------------------------------------------------------------------------------
                                                      2001                          2002
                                                  (POUND)M                      (POUND)M                CHANGE
---------------------------------------------------------------------------------------------------------------------
UK operations                                       114.4                          125.2                  9.4%
Yellow Book East                                      8.8                           24.2                175.0%
Yellow Book West                                      -                             16.2
---------------------------------------------------------------------------------------------------------------------
Group total                                         123.2                          165.6                 34.4%
---------------------------------------------------------------------------------------------------------------------

Adjusted EBITDA margin (%)                           31.2%                          31.2%
---------------------------------------------------------------------------------------------------------------------

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
KEY OPERATIONAL INFORMATION

                                                                        SIX MONTHS ENDED 30 SEPTEMBER
                                                           ------------------------------------------------------
                                                                                 2001                       2002
                                                           --------------------------- --------------------------
UK printed directories
Unique advertisers (units) (1)                                              228,212                      233,005
Number of directories published (units)                                          44                           49
Unique advertiser retention rate (%) (2)                                         79                           78
Turnover per unique advertiser ((pound))                                      1,185                        1,230

US printed directories (Yellow Book East)(3)
Unique advertisers (units) (1)                                               57,681                       69,209
Number of directories published (units)                                         124                          115
Unique advertiser retention rate (%) (2)                                         69                           70
Turnover per unique advertiser ((pound))                                      1,824                        1,832
Turnover per unique advertiser ($)                                            2,600                        2,771

US printed directories (Yellow Book West) (4)
Unique advertisers (units) (1)                                                    -                      125,900
Number of directories published (units)                                           -                          133
Unique advertiser retention rate (%) (2)                                          -                           70
Turnover per unique advertiser ((pound))                                          -                          777
Turnover per unique advertiser ($)                                                -                        1,171

Other UK products and services
Yell.com page impressions for September (in millions) (5)                       27                            39




(1) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise

(2) Proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States this measure is based on unique directory advertisers. In 2002 we improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the first six months of this financial year would be closely comparable to the rate disclosed for the same period in the prior financial year.

(3) Data for unique advertisers and turnover per unique advertiser differ from previously reported numbers following further integration of our US information systems which eliminated duplication in calculating the number of unique advertisers. This restatement has had no effect on the Group's reported earnings.

(4) Operational information for Yellow Book West is provided only for the six months ended 30 September 2002 with respect to the period following the acquisition of Yellow Book West on 16 April 2002 and the inclusion of its financial results within the Yell Group's financial results.

(5) A file or a combination of files sent to a user as a result of that user's request being received by the server.


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
This news release contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue and cost synergies, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the SEC on 19 July 2002 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.


YELL FINANCE BV

Yell Finance BV today announces its financial results for the six months to September 30 2002 reported under Form 6K to the SEC. A full copy of the results, together with the related operating and financial review, which contains additional important information, can be accessed at:

                    www.yellgroup.com/goto/announcements.html

                                    - ends -


NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed and online media. Yell's products in the UK include the Yellow Pages and Business Pages directories, Yell.com, Talking Pages and Yell Data and in the US, Yellow Book.


              ----------------------------------------------------



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